UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 15, 2023

RF ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41332	61-1991323
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

111 Somerset, #05-06

Singapore 238164

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +65 6904 0766

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, one redeemable warrant, and one right to receive one-tenth of one share of Class A Common Stock	RFACU	The Nasdaq Stock Market LLC

Share of Class A Common Stock, par value $0.0001 per share	RFAC	The Nasdaq Stock Market LLC

Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	RFACW	The Nasdaq Stock Market LLC

Rights, each right receives one-tenth of one share of Class A Common Stock	RFACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure

As previously disclosed, on October 18, 2023, RF Acquisition Corp., a Delaware corporation (the “SPAC”) entered into an agreement and plan of merger, as amended by (i) that certain First Amendment to Merger Agreement, dated December 1, 2023, and (ii) that certain Second Amendment to Merger Agreement, dated December 15, 2023 (as so amended, and as it may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with GCL Global Holdings Ltd, a Cayman Islands exempted company limited by shares (“PubCo”), Grand Centrex Limited, a British Virgin Islands business company, GCL Global Limited, a Cayman Islands exempted company limited by shares (the “Company”), and, for the limited purposes set forth therein, RF Dynamic LLC, a Delaware limited liability company.

On December 15, 2023, an interview (the “Interview”) featuring Tse Meng Ng, the Chief Executive Officer of the Company with Money FM’s “Under the Radar” segment was published. The Interview is available at https://omny.fm/shows/moneyfm-under-the-radar/under-the-radar-how-does-a-spac-merger-work-rf-acq. A transcript of the Interview is attached as Exhibit 99.1 to this Current Report on Form 8-K and the contents are incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1.

Important Information for Investors and Shareholders

This document relates to a proposed transaction among SPAC, PubCo and the Company. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PubCo intends to file a registration statement on Form F-4 with the SEC, which will include a document that serves as a prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SPAC Shareholders. SPAC and PubCo also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SPAC through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

SPAC, PubCo, the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. A list of the names of the respective directors and executive officers of SPAC, PubCo and the Company, and information regarding their interests in the business combination, will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

All statements contained in this Current Report on Form 8-K other than statements of historical facts, contain certain statements that are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “may” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean a statement is not forward looking. Indications of, and guidance or outlook on, future earnings, dividends or financial position or performance are also forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Most of these factors are outside SPAC’s and the Company’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement; (ii) the outcome of any legal proceedings that may be instituted against SPAC and/or the Company following the announcement of the Merger Agreement and the transactions; (iii) the inability to complete the proposed transactions, including due to failure to obtain approval of the stockholders of SPAC, certain regulatory approvals, or the satisfaction of other conditions to Closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the inability to maintain the listing of SPAC shares on the Nasdaq Stock Market following the proposed transactions; (vi) the risk that the proposed transactions disrupt the Company’s current plans and operations as a result of the announcement and consummation of the proposed transactions; (vii) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, and the ability of the Company to retain its key employees; (viii) costs related to the proposed transactions; (ix) changes in applicable laws or regulations; and (x) the possibility that the Company or SPAC may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is included under the heading “Risk Factors” in the Registration Statement to be filed by PubCo with the SEC and those included under the heading “Risk Factors” in SPAC’s Annual Report on Form 10-K filed with the SEC on April 26, 2023, and the Quarterly Reports on Form 10-Q filed with the SEC on May 26, 2023, August 23, 2023 and November 14, 2023, respectively. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained herein. All subsequent written and oral forward-looking statements concerning SPAC, PubCo and the Company, the transactions or other matters attributable to SPAC, PubCo, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of SPAC, PubCo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Item 9.01 Exhibits.

(d)	Exhibits.

Exhibit	Description
99.1	Interview Transcript, dated December 15, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RF Acquisition Corp.

By:	/s/ Tse Meng Ng
Name:	Tse Meng Ng
Title:	Chief Executive Officer

Date: December 18, 2023

Exhibit 99.1

RF Acquisition Corp. (RFAC) Interview
CEO Tse Meng Ng on Money FM – Under the Radar

December 15, 2023

Speakers:

•	Chua Tian Tian, Presenter, Money FM

•	Tse Meng Ng, Chief Executive Officer, RF Acquisition Corp.

Tian: You’re listening to Money FM 89.3, and it’s now time for Under the Radar with me Chua Tian Tian. Now how does a SPAC merger work exactly and how does a special purpose acquisition company’s management choose a target firm to acquire and eventually exit? Well these are the questions we seek to address in today’s session with our guest from RF Acquisition listed on the US NASDAQ in March 2022. RF Acquisition is a SPAC or blank check company which uses proceeds from its initial public offering to merge with a private firm. In had in October signed a deal with Singapore-based video game distributor Grand Centrex Limited that values it at 1.2 billion US dollars. Now full context GCL is a firm with over 15 multi-year deals with big name publishers like CD Project Wait, Warner Brothers and Sega and it’s responsible for bringing games such as the Cyberpunk 2077 into Singapore. It also moved into media and content creation, and you might also know it as the company that backed Youtuber JianHao Tan’s Titan Digital Media Group. A number of questions here, how did RF Acquisition eventually decide on merging with GCL and what’s next after signing the deal with the target firm? Those are questions and for the answers I have with me Ng Tse Meng Chairman and CEO of RF Acquisition Corporation. Tse Meng welcome!

Tse Meng: Thank you Tian Tian, thank you for having me here.

Tian: Great to have you, and Tse Meng we talked about RF Acquisition as the blank check company listed on the NASDAQ but let’s hear from you. How would you describe your value proposition and business model?

Tse Meng: OK first of all we are a SPAC actually based out of/from Singapore so our value proposition will be, the coverage would definitely be SE Asia. We can’t say we’re an expert in the US or Europe because that’s not really realistic. In terms of SE Asia, we do have a lot of people on the ground to be able to get access to deals. So we have access to a lot of good companies that we can look at and because of geographical advantage by just flying over to any country within SE Asia is typically within 3 hours that’s where our value will be, to have access to a lot of good companies that we can actually take a look at and then the management team will be able to access properly. We should have companies that will be more visible for us to actually combine into the SPAC.

Tian: Before we talked about GCL, why did you choose to list RF Acquisition in 2022 at a time where observers said the SPAC boom has fizzled?

Tse Meng: OK we didn’t really choose the date in particular and there’s no perfect timing for the market to be listed. So when we actually got listed it was actually two weeks into the Ukraine war, and a lot of the investors did ask this question as well, which is a valid question. But to us I think, we think in that particular timing there’s lesser competitors and because of that, when the war is happening, a lot of companies can’t raise further funds. I guess another advantage we might have is that the valuation of companies that we talk to will tend to become more realistic and that’s when we decide that maybe it’s time for us to get listed.

Tian: Let’s talk about that merger where the Singapore-based GCL, which is a game distributor, over 15 multi-year deals with big name publishers, the likes of Sega, is also the parent company of Youtuber JianHao Tan’s Titan Digital Media Group. Now question though, what were the reasons for choosing GCL? How far has that got to do with the short timeline you have between your NASDAQ listing versus when you have to complete the acquisition?

Tse Meng: OK, when we got listed initially it was for 18 months for us to find a target. Of course, we can always do an extension. I think you can extend yourself for up to three years. Why do you we pick GCL is what a lot of people really want to hear. We in fact saw more than 50 companies, so a lot of the companies we look at actually are predominantly based in SE Asia. Why GCL? We actually want to combine with a company that is an industry leader in its field, and GCL because it’s related to gaming. So in that particular period, I think when the market is quite weak, gaming is actually quite resistant to all the downside that you have. The reason we actually look at GCL is also because of the growth potential that the company has. It’s actually quite unique because it doesn’t really just do purely distribution. It went into publishing, and, in a way, JianHao’s side can also become a distribution channel for games through the KOL that they have, so a lot of the combination factors came in, and after we actually looked at more than 50 companies, we believe that GCL is the perfect fit for us.

Tian: Don’t mind me asking this. You talked about that 50 companies were, what industries are the companies in and are you only looking at gaming, which is a more resilient industry in your opinion?

Tse Meng: No.  It’s not really just gaming. We saw a lot of companies from the EV sector, AI sector, biotech. So, in fact, even drone companies that we have actually seen. So it’s across all sectors. We don’t just really look at one particular industry.

Tian: And there is one more thing that I would like to look at which is on the topic of valuation Tse Meng. The October deal values GCL at $1.2 billion U.S. dollars. And speaking of GCL as you mention as well, and it has expanded its product and service of range from selling and distributing video games in Asia to creative media design and with JianHao Tan, content creation as well. What opportunities do you see with GCL that you think could justify the valuation or that mixed evaluation realistic given its expanded scope of operations?

Tse Meng: Ok well when we look at valuation there are a lot of factors involved. One of the things for GCL is that by itself is the industry leader in the gaming distribution space. And the company has experienced strong growth in revenue over the years. As it continues to build its business verticals and operations today. So GCL right now, has evolved to one of the leading game distributors in Asia. To further expand into game publishing, marketing in content preparation, through JianHao’s company as well, and now having in its own digital game distribution platform. So right now, I think the company has evolved into a full suite gaming ecosystem, which really is unique group right now in the gaming industry. You hardly see anybody doing the same thing at all in the whole of Asia’s space. So I think this allows the company to have a clear path of strong revenue growth in the coming years. And along with this history of having exclusive distribution rights to some of the best-selling games over the last 16 years, I think the group right now is positioned for stronger growth intended with the industry’s growth.

Tian: If you are just tuning in right now, we’re in conversation with Ng Tse Meng, Chairman and CEO of RF Acquisition Corporation. And I’d like to switch gears Tse Meng to look at what happens to RF Acquisition post-merger with GCL. I understand RF Acquisition’s team will have to remain in the combined entity to ensure a smooth transition. So what is on top of your to-do list right now? When can we expect the business combination to fully complete and when you cash out?

Tse Meng: We are looking at next year for the business combination to be fully approved. I mean to, and for us to cash out it really depends. If we believe the company’s growth, we intend on remaining with the company. But that being said we only have one director after the merger who will be on the board of GCL’s combined entity.

Tian: Ok. According to Grandview Research Tse Meng, the global video game market size was estimated at around $217 billion U.S. dollars in 2022, expected to grow at a CAGR of some 13.4% from 2023 to 2030. Do you expect GCL to grow substantially between now and when you complete the transaction or when you exit the firm? How big will the firm need to be before you exit?

Tse Meng: Ok. The size itself at $1.2 billion is considered quite big right now, but we do believe that the company will have further growth. For us to exit, really like what I said, it doesn’t look at how much we can cash out; it is how much we can actually maybe contribute to GCL’s growth. And also in the future, if we believe in the company’s strong growth potential then we intend to remain with the company.

Tian: Don’t mind me following up I’m just trying my luck over here. Is there a particular timeline that you are looking at to say that, “Ok. If after 10 years I’m still not getting the ROI that I am supposed to get, I will cash out.” Is there a particular ROI that the management is looking at and how do you arrive at that ROI number?

Tse Meng: There is no specific ROI that we actually look at before we exit by selling of shares. So it really depends on how far we believe that the company can grow. And also it really depends on how much cash that you need.

Tian: Do you have any inkling as to how far the firm can grow on an annual basis? Is 30.4% CAGR for the industry the trajectory you are looking at for GCL perhaps? Is that in line, somewhere along those lines?

Tse Meng: We can only base it on the industry’s number. I can’t give a specific number right now. Of course, when the company actually is fully combined, you will see some disclosures.

Tian: Right, ok. We will keep our eyes on that. But before we let you go Tse Meng, let’s say RF Acquisition exits upon the completion of the business combination with GCL Asia, what’s next for you guys? Will you guys be starting another blank check company any time soon given the current climate for SPAC listing?

Tse Meng: We are actually in the process of doing SPAC 2 which likely will happen maybe next year the summer of the year. So I don’t really look at market specifics, as in right now how strong is the market is. If you believe that you can actually look at and have access to good companies, then you tend to actually want to create a SPAC much faster. And then potentially to talk to the target after the SPAC listing.

Tian: If you were to go through a SPAC listing right now when the climate that’s as good and then you merge and another one two years later when the climate has muted, do you foresee that to have an implication on the market cap and the amount of capital that the combined entity will then be able to receive?

Tse Meng: I do believe that the market cap will be impacted because if the market is weak that means the valuation has to actually come down. So that part yes, I do agree on that. But like what I said, is like a company waiting for the right IPO listing. There is no perfect timing. Really, you just have to be prepared. And once you prepare, when the timing appears you’re more in place to actually maybe do more value creation.

Tian: I suppose it’s all about value creation and the longer-term ride Tse Meng from the likes of it. Thanks a lot Tse Meng. That was Ng Tse Meng Chairman and CEO at RF Acquisition Corporation. Thank you very much for joining us on Money FM 89.3.